                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                          Security Capital Corporation



                                (Name of issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------


                         (Title of class of securities)

                                    814131405
--------------------------------------------------------------------------------


                                 (CUSIP number)

                               Brian D. Fitzgerald
                                Capital Partners
                          One Pickwick Plaza, Suite 310
                               Greenwich, CT 06830
                                 (203) 625-0770
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 1998
--------------------------------------------------------------------------------


             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. 814131405                 13D             Page    2    of   12   Pages
         ----------                                      -------    ------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              BRIAN D. FITZGERALD              ####-##-####
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 138,929
       NUMBER OF          ------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  3,874,013
         EACH             ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                 138,929
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  3,874,013
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,012,942
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 814131405                 13D             Page    3    of   12   Pages
         ----------                                      -------    ------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              CAPITAL PARTNERS, INC.     #13-3109595
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              CONNECTICUT
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 27,016
       NUMBER OF          ------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  3,319,308
         EACH             ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                 27,016
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  3,319,308
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,346,324
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [  ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              63.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 814131405                 13D             Page    4    of   12   Pages
         ----------                                      -------    ------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              FGS, INC.           #51-0315515

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 527,689
       NUMBER OF          ------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  3,319,308
         EACH             ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                 527,689
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  3,319,308
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,846,997
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [  ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              72.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 814131405                 13D             Page    5    of   12   Pages
         ----------                                      -------    ------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              CP ACQUISITION, L.P. NO. 1                  #51-0328383

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 3,319,308
       NUMBER OF          ------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
         EACH             ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                 3,319,308
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,319,908
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                 [  ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              62.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 814131405                 13D             Page   6    of   12   Pages
         ----------                                      -------    ------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              FGS PARTNERS, L.P.         #06-1326750
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
       NUMBER OF          ------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  3,319,308
         EACH             ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                 0
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  3,319,308
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,319,308
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              62.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages


THIS STATEMENT CONSTITUTES AMENDMENT NO. 9 TO THE SCHEDULE 13D PREVIOUSLY FILED.

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Security Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1111 North Loop West, Suite 400, Houston, Texas 77008.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is hereby amended to read as follows:

                  (a) This amendment is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation ("FGS"), Capital Partners, Inc., a Connecticut corporation ("CP Inc."), CP Acquisition, L.P. No. 1, a Delaware limited partnership ("CP Acquisition"), and FGS Partners, L.P., a Delaware limited partnership (each, a "Registrant" and, collectively, the "Registrants").

                  (b) and (c) See Schedule A hereto.

                  (d) and (e) During the past five years, no Registrant or any other person listed in Schedule A hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  (f) See Schedule A hereto.

                                                              Page 8 of 12 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended to read as follows:

                           Pursuant to an Exchange Agreement, dated as of March
                  19, 1998, among the Issuer, each holder of Class A Preferred Stock of the Issuer, par value $.01 per share (the "Class A Preferred Stock"), and Brian D. Fitzgerald, effective as of December 31, 1997, all outstanding shares of Class A Preferred Stock, and all accrued dividends thereon, were exchanged for shares of Class A Common Stock at an exchange price of $4.00 per share (the "Exchange"). The number of shares of Class A Common Stock acquired by each of the Registrants and other persons listed in Schedule A hereto in the Exchange, the consideration used by each of such persons and the source of such consideration are as follows:



---------------------------------------------------------------------------------------
                           Number of Shares
                           of Class A Common                                 Source of
       Name                 Stock Acquired         Consideration Used     Consideration
       ----                ----------------        ------------------     -------------
---------------------------------------------------------------------------------------
Capital Partners, Inc.          27,016             650 shares of Class          00
                                                   A Preferred Stock
                                                   and $43,062 of
                                                   accrued dividends
                                                   thereon (at an
                                                   exchange price per
                                                   share of $4.00)
---------------------------------------------------------------------------------------
FGS, Inc.                      172,900             4,160 shares of              00
                                                   Class A Preferred
                                                   Stock and $275,600
                                                   of accrued dividends
                                                   thereon (at an
                                                   exchange price per
                                                   share of $4.00)
---------------------------------------------------------------------------------------
CP Acquisition L.P.,           962,920             23,168 shares of             00
No.1                                               Class A Preferred
                                                   Stock and $1,534,880
                                                   of accrued dividends
                                                   thereon (at an
                                                   exchange price per
                                                   share of $4.00)
---------------------------------------------------------------------------------------
A. George Gebauer               29,218             703 shares of Class          00
                                                   A Preferred Stock
                                                   and $46,574 of
                                                   accrued dividends
                                                   thereon (at an
                                                   exchange price per
                                                   share of $4.00)
---------------------------------------------------------------------------------------

                                                              Page 9 of 12 Pages



ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended to read as follows:

                  (a) - (j) The purpose of the acquisition described in Item 3 by each of the persons listed therein was to exchange shares of Class A Preferred Stock, and all accrued dividends thereon, for shares of Class A Common Stock and thereby increase the investment of such person in the common equity of the Issuer. Other than as may have been previously reported herein, none of the Registrants or any of the other persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the events listed in subparagraphs
                  (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended to read as follows:
                  (a) Number of shares of Class A Common Stock beneficially owned as of March 19, 1998 by each of the Registrants and the other persons listed in Schedule A hereto:

                           Brian D. Fitzgerald               4,012,942
                           FGS, Inc.                         3,846,997
                           Capital Partners, Inc.            3,346,324
                           CP Acquisition, L.P.
                             No. 1                           3,319,308
                           FGS Partners, L.P.                3,319,308
                           A. George Gebauer                    89,198

                  Percent of Class A Common Stock*/:

                  Brian D. Fitzgerald                                 75.6%
                  FGS, Inc.                                           72.5%
                  Capital Partners, Inc.                              63.1%
                  CP Acquisition, L.P.
                    No. 1                                             62.6%
                  FGS Partners, L.P.                                  62.6%
                  A. George Gebauer                                    1.7%

         (b) Number of shares of Class A Common Stock beneficially owned as of March 19, 1998 as to which Registrants and each of the other persons listed in Schedule A hereto have:

                  (i) sole power to vote or direct the vote:

                     Brian D. Fitzgerald       138,929  shares owned of record
                     FGS, Inc.                 527,689  shares owned of record
                     Capital Partners, Inc.     27,016  shares
                     CP Acquisition, L.P.
                       No. 1                 3,319,308  shares owned of record
                     FGS Partners, L.P.              0  shares
                     A. George Gebauer          89,198  shares owned of record

--------
*/ Based on the 5,305,890 shares of Class A Common Stock outstanding as of March 20, 1998.

                                                             Page 10 of 12 Pages





          (ii) shared power to vote or direct the vote:

                   Brian D. Fitzgerald           3,874,013  shares (including 3,319,308
                                                            shares owned of record by CP
                                                            Acquisition, 527,689 shares
                                                            owned of record by FGS and
                                                            27,016 shares owned of record
                                                            by Capital Partners)
                   FGS, Inc.                     3,319,308  shares owned of record by
                                                            CP Acquisition
                   Capital Partners, Inc.        3,319,308  shares owned of record by
                                                            CP Acquisition
                   CP Acquisition, L.P. No. 1            0  shares
                   FGS Partners, L.P.            3,319,308  shares owned of record by
                                                            CP Acquisition
                   A. George Gebauer                     0  shares




          (iii)  sole power to dispose or to direct the disposition of:

                   Brian D. Fitzgerald               138,929  shares owned of record
                   FGS, Inc.                         527,689  shares owned of record
                   Capital Partners, Inc.             27,016  shares
                   CP Acquisition, L.P. No. 1      3,319,308  shares owned of record
                   FGS Partners, L.P.                      0  shares
                   A. George Gebauer                  89,198  shares owned of record


          (iv) shared power to dispose or to direct the disposition of:

                   Brian D. Fitzgerald               3,874,013  shares (including 3,319,308
                                                                shares owned of record by CP
                                                                Acquisition, 527,689 shares
                                                                owned of record by FGS and
                                                                27,016 shares owned of record
                                                                by Capital Partners)
                   FGS, Inc.                         3,319,308  shares owned of record by
                                                                CP Acquisition
                   Capital Partners, Inc.            3,319,308  shares owned of record by
                                                                CP Acquisition
                   CP Acquisition, L.P. No. 1                0  shares
                   FGS Partners, L.P.                3,319,308  shares owned of record by
                                                                CP Acquisition
                   A. George Gebauer                         0  shares


          (c) The only acquisitions within the past 60 days are described in Item 3 and were closed on March 19, 1998, effective as of December 31, 1997.

                                                             Page 11 of 12 Pages




ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 is hereby amended to add the following exhibit:

                           (a) Joint Filing Agreement, dated as of April 3, 1998, among Brian D. Fitzgerald, FGS, Inc., Capital Partners, Inc., CP Acquisition, L.P. No. 1 and FGS Partners, L.P.

                           (b) Exchange Agreement, among Security Capital Corporation, each holder of Class A Preferred Stock and Brian D. Fitzgerald.

                                                             Page 12 of 12 Pages



                                   SIGNATURES


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.


Dated:  April 3, 1998



 /s/Brian D. Fitzgerald                 FGS PARTNERS, L.P.
-----------------------------           By Capital Partners, Inc.
BRIAN D. FITZGERALD                        General Partner


                                        BY:  /s/ A. George Gebauer
                                             -----------------------------
                                             A. George Gebauer
                                             Vice President



CP ACQUISITION, L.P. NO. 1              FGS, INC.
By:  FGS, Inc.
     General Partner
                                          By: /s/ A. George Gebauer
                                              -----------------------------
                                              A. George Gebauer
By: /s/ A. George Gebauer                     Vice President
    --------------------------
     A. George Gebauer
     Vice President


CAPITAL PARTNERS, INC.


By: /s/ A. George Gebauer
   ---------------------------
   A. George Gebauer
   Vice President

                                   SCHEDULE A

                Schedule A is hereby amended to read as follows:


                                    FGS, Inc.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899


            Controlling Persons, Executive Officers and Directors of
                        FGS, Inc., a Delaware corporation


Brian D. Fitzgerald                          President, Treasurer, Director

A. George Gebauer                            Vice President, Secretary, Director

Frank J. Sokol                               Vice President, Director

John A. Oscar                                Assistant Secretary, Director

Calvin A. Neider                             Vice President

                  Mr. Oscar is principally employed as Vice President of Delaware Corporate Management, Inc., 1105 North Market Street, Suite 1300, P.O. Box 8985, Wilmington, Delaware 19899. Mr. Oscar does not beneficially own any shares of Class A Common Stock of the Issuer.

                  Messrs. Fitzgerald, Gebauer and Neider are principally employed as partners of Capital Partners, One Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830.

                  All of the foregoing individuals are United States citizens.




                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830


            Controlling Persons, Executive Officers and Directors of
                Capital Partners, Inc., a Connecticut corporation


Brian D. Fitzgerald                       President, Treasurer and Director

A. George Gebauer                         Vice President

Harold F. Doolittle                       Vice President

James G. Andersen                         Vice President

Calvin A. Neider                          Vice President

Grace M. Santacqua                 Secretary

John M. Ramey                      Vice President


                  Messrs. Doolittle, Andersen and Ramey and Ms. Grace M. Santacqua are principally employed as officers of Capital Partners, Inc., the business address of which is set forth above. None of such persons beneficially owns any shares of Class A Common Stock of the Issuer.




                               FGS Partners, L.P.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

              FGS Partners, L.P. is a Delaware limited partnership.

                     General Partner: Capital Partners, Inc.


                  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.




                           CP Acquisition, L.P. No. 1
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

          CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

                  General Partners:           Capital Partners, Inc.
                                              FGS, Inc.
                                              FGS Partners, L.P.




                  See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

                               Brian D. Fitzgerald
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830


                  See the description of Mr. Brian D. Fitzgerald under the description of FGS, Inc. above.




                                A. George Gebauer
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830


                  See the description of Mr. A. George Gebauer under the description of FGS, Inc. above.

                                Index of Exhibits
                              to Amendment No. 9 to
                                  Schedule 13D


Number            Exhibit


1. Joint Filing Agreement, dated as of April 3, 1998, among Brian D. Fitzgerald, FGS, Inc., Capital Partners, Inc., CP Acquisition, L.P. No. 1 and FGS Partners, L.P.

2. Exchange Agreement, among Security Capital Corporation, each holder of Class A Preferred Stock and Brian D. Fitzgerald.